PMU News Release #03-10 TSX, AMEX Symbol PMU September 22, 2003

MINITA VEIN GOLD MINERALIZATION EXPANDED FURTHER WITH
ADDITIONAL HIGH-GRADE DRILL INTERCEPTS

Pacific Rim Mining Corp. is pleased to present the latest drill results from its El Dorado gold project in El Salvador. Ongoing step-out drilling on the Minita vein has yielded new high-grade intercepts, which expand the dimensions of the Minita gold mineralization chute. Highlights include 3.9 meters of 16.9 g/t gold and 0.9 meters of 50.4 g/t gold in hole P03-256 and 1.8 meters of 16.3 g/t gold in hole P03-252.

Assay results from five new step-out holes drilled on the Minita vein have been received. These holes were designed to delineate the limits of the Minita mineralization in preparation for an updated resource calculation Pacific Rim will commission in the coming weeks. The Minita vein system was mined in the mid-1900’s and currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver. This historical resource totals 352,000 ounces of gold and 2.5 million ounces of silver (see NI 43-101 Disclosure section) and does not take into account the results of Pacific Rim’s on-going drill program. Holes P03-252 through 255 were designed to follow up on previous drilling at the northern end of the mineralized chute. Hole P03-256 tested a new area vertically below the southern end of the high-grade chute. A longitudinal section of the Minita vein resource area is available at http://www.pacrim-mining.com/i/maps/minita-long-section-2.gif

Table 1: El Dorado Program
Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P03-252	Deep Minita	301697 / 533917	86/65	359.65	361.8	2.15	1.8	16.34	80.0
P03-253	North Minita	301837 / 533974	115/59	226.1 233.0	226.55 235.45	0.45 2.45	0.3 1.70	6.43 6.61	31.0 31.0
P03-254	North Minita	301756 / 533999	081/49	175.3	178.55	3.25	2.5	7.62	54.0
P03-255	Deep Minita	301656 / 533917	096/71	431.15 443.9	431.8 447.7	0.65 3.8	0.3 2.1	8.16 10.60	46.0 57.0
P03-256	South Minita	301412 / 534046	090/60	214.85 217.95 257.8 276.05	215.05 218.4 258.9 284.8	0.2 0.45 1.1 8.75	0.15 0.3 0.9 3.9	6.02 15.65 50.37 16.89	42.0 117.0 105.0 66.0
          Results are based on a cutoff grade of 6.0 g/t gold.

The main trend of the Minita high-grade chute is shallowly raking to the north. Recent Pacific Rim drill results (see NR #03-08 dated July 25, 2003) indicate the discovery of a steeply south-dipping branch of high-grade mineralization at the north end of the main chute. Results from hole P03-256

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above suggest the presence of another parallel high-grade, steeply south-dipping branch of mineralization at the south end of the main mineralized chute. The high-grade mineralization encountered in hole 256 remains open down-rake and follow-up drilling is planned.

Holes P03-252 and 255 were designed to step-out along the trend of high-grade mineralization at the northern end of the Minita chute, and holes P03-253 and 254 were designed to test higher-elevation portions of the northern front of the Minita mineralization. These results indicate that the Minita mineralization remains open to the north at higher elevations, and along the shallow and steeply-raking high-grade chutes. Additional step-out drilling is planned.

Drilling is expected to commence imminently on the new high priority vein targets in the North District of the El Dorado project. The initial target will be at the southern end of the San Matias vein, where higher-than-average gold values were obtained from surface samples and where the vein is hosted in extensional structures similar to that which hosts the Minita resource.

Tom Shrake, CEO states “The Minita vein continues to deliver high-grade gold as we step out from the known resource area. These latest drill results further expand the dimensions of the high-grade Minita chute. Additional step-out holes are planned to define the limits of the Minita gold chute in anticipation of a new resource calculation, which we expect to complete this fall. Our second contracted core rig is currently on its way to the North District, where we are also keen to begin testing our high priority San Matias, Dulce Ana and Graham veins.”

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labeling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Details of the Minita resource estimate are presented in a technical report prepared for Dayton Mining Corporation by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. Mr. LaCroix’s report is summarized in the Company’s 2003 Annual Information Form, available on SEDAR. A technical report entitled “Review of the Eldorado Project, El Salvador”, prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim,

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has been filed with SEDAR, in conjunction with the Company’s 2003 Annual Information Form. This report summarizes the geology and work to date conducted on the El Dorado project in El Salvador.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

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